SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F

Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  August 9, 2007

By: /s/ Victor DiTommaso_________________

       Victor DiTommaso, Vice President Finance

INTERTAPE POLYMER GROUP FILES FINAL PROSPECTUS FOR MAXIMUM US$88 MILLION RIGHTS OFFERING TO SHAREHOLDERS

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Rights to Commence Trading on TSX on August 21

Montreal, Quebec and Bradenton, Florida – August 9, 2007 – Intertape Polymer Group Inc. (TSX: ITP.TO ; NYSE: ITP) (“Intertape” or the “Company”) today announced that it has filed a final short form prospectus in each of the provinces of Canada for its previously-announced rights offering to shareholders.   If all of the rights are exercised, the Company will receive gross proceeds of approximately US$88 million.  The net proceeds from the rights offering will be used by the Company to reduce its long-term debt.

As set out in the final prospectus, each shareholder of record at the close of business on August 23, 2007 will be entitled to one right for every common share then held.  1.6 rights will entitle the holder to purchase one common share at a price of Cdn.$3.61 or, for subscribers resident in the United States, US$3.44 prior to 5:00 p.m. (Montreal time) on September 17, 2007.  The subscription price for the rights offering is equal to the simple average of the closing price of Intertape’s common shares on the Toronto Stock Exchange (the “TSX”) during the 20 trading days immediately preceding the day on which Intertape filed its final prospectus.  Under an additional subscription privilege, holders of rights who fully exercise them will be entitled to subscribe for additional common shares, if available, that were not otherwise subscribed for in the rights offering.

The final prospectus will be mailed to shareholders of record on August 23, 2007 and will be available on SEDAR at www.sedar.com.

If all of the rights are exercised, Intertape will issue 25,616,837 shares, representing an amount equal to 62.5% of the 40,986,940 currently issued and outstanding shares.

In connection with the rights offering, Intertape has filed a registration statement with the U.S. Securities and Exchange Commission relating to the common shares to be issued pursuant to the rights offering.

TSX Listing

The TSX has conditionally approved the listing of the rights.  On August 21, 2007, the rights will commence trading on the TSX under the trading symbol “ITP.RT” and the Company’s common shares will commence trading on an “ex rights” basis, meaning that persons purchasing common shares on or following that date will not be entitled to receive the related rights.  The rights will remain listed and posted for trading until noon (Montreal time) on September 17, 2007.

Standby Purchase Agreements

As previously announced, Intertape has entered into Standby Purchase Agreements with each of Letko, Brosseau & Associates Inc., Wells Capital Management, Inc. and Brandes Investment Partners, L.P., its three principal shareholders.  Under these agreements, each has agreed to exercise rights and to purchase certain of the shares that are not otherwise subscribed for in the rights offering.  The total commitment from the three principal shareholders to Intertape is US$56.6 million.

In addition, four of the Company’s current senior officers and one former senior officer have entered into a Standby Purchase Agreement with the Company pursuant to which they have agreed to exercise all of their rights, and to purchase certain of the shares that are not otherwise subscribed for in the rights offering.  The total commitment from the five to Intertape is US$6.0 million.  The five senior officers are Eric E. Baker, Chairman of the Board of Directors, Melbourne F. Yull, Executive Director, Gregory A. Yull, President, Distribution Products, Andrew Archibald, C.A., former Chief Financial Officer, and Christopher J. Winn, Secretary.

The commitments from the three principal shareholders and five senior officers of the Company, which in the aggregate amount to US$62.6 million, are subject to standard conditions.

To Intertape’s knowledge, Letko, Brosseau & Associates Inc. exercises control or direction over 7,444,242 Intertape shares (18.16%), Wells Capital Management, Inc. exercises control or direction over 6,807,041 shares (16.61%), and Brandes Investment Partners, L.P. exercises control or direction over 4,483,971 shares (10.94%).  The purchase of shares by the three principal shareholders pursuant to the rights offering may have a material effect on the control of Intertape, although to the Company’s knowledge, the three principal shareholders do not act in concert with respect to the Company.  If only the three principal shareholders and five senior officers acquire shares in the rights offering, as referred to above, the three principal shareholders will exercise control or direction over an aggregate of approximately 57.4 million shares, or 59.45% of the then-outstanding shares of the Company.  The five senior officers do not own a material number of shares.

Pricing of Rights Offering

Staff Notice 2006-0004 of the TSX sets out that the TSX expects that securities offered by way of a rights offering be offered at a “substantial discount” to the “market price” of a listed company’s shares on the TSX.  The term “market price” is defined, in effect, as the closing price of the listed company’s shares on the TSX on the day before the transaction.  According to the TSX Staff Notice, in the absence of a significant discount and the presence of a “backstop” party (such as the Company’s three standby purchasers), the TSX is concerned that a listed issuer may be using a rights offering as a means to allow a “backstop” party to gain a significant interest in the listed issuer without obtaining shareholder approval.  In the case of the Company’s rights offering, the TSX Staff Notice would require that the subscription price be similar to the closing price of the Company’s common shares on the TSX on the day preceding the day on which the final prospectus was filed (Cdn.$2.52), less a discount of 15%.

Under the TSX Company Manual, there is an exemption from the foregoing requirement, upon written application to the TSX, if the Board of Directors of a listed company adopts a resolution stating that: (i) the listed company is in serious financial difficulty; (ii) the application is made upon the recommendation of a committee of the Board of Directors whose members are free from any interest in the transaction and unrelated to the parties involved in the transaction; (iii) the transaction is designed to improve the financial situation of the listed company; and (iv) based on the determination of the committee of the Board of Directors, the transaction is reasonable for the listed company in the circumstances.  The Board of Directors of the Company has used this exemption, so as to avoid issuing shares at a significant discount to market price, which the Board feels would be unduly dilutive for the Company.  The Board of Directors believes that the subscription price is reasonable and fair to all shareholders, as it is equal to the simple average of the closing price of Intertape’s common shares on the TSX during the 20 trading days immediately preceding the day on which Intertape filed its final prospectus.

Accordingly, the Board of Directors has determined that the Company is in serious financial difficulty, the rights offering is designed to improve the Company’s financial situation and, based upon the determination of a committee whose members are free from any interest in the rights offering, the rights offering is reasonable for the Company in the circumstances.

United States Matters

This press release is not an offer to sell nor a solicitation of an offer to buy any securities in the United States.  These securities may not be offered or sold in the United States, absent registration under the United States Securities Act of 1933, as amended, or an exemption from the registration requirements of the Securities Act.  A registration statement relating to the common shares to be issued pursuant to the rights has been filed with the U.S. Securities and Exchange Commission but has not yet become effective.  These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

Safe Harbor Statement

Certain statements and information included in this release constitute forward-looking information within the meaning of applicable Canadian securities legislation and the United States Federal Private Securities Litigation Reform Act of 1995.  Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, its financial condition or its results.  Particularly, statements about the Company’s objectives and strategies to achieve those objectives, are forward-looking statements.  While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect.  Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements.  These forward-looking statements include unknown risks and uncertainties, including the results of the rights offering by the Company and the Standby Purchase Agreements, the terms of possible amendments to covenants with the Company’s lenders, disruption of normal management and business operations as a result of these activities, reliance on key personnel who may separate from the Company due to general attrition or due to uncertainties created by these activities, whether a new chief executive officer will be identified and appointed, and such other matters as contained in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission.  Therefore, future events and results may vary significantly from what management currently foresees.  You should not place undue importance on forward-looking information and should not rely upon this information as of any other date.  While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.

FOR FURTHER INFORMATION CONTACT:

Melbourne F. Yull

Executive Director

Intertape Polymer Group Inc.

(866) 202-4713

Rick Leckner

MaisonBrison

(514) 731-0000